April 21, 2011

By U.S. Mail and facsimile to (703) 813-6983

Mr. Gregory Dundas
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:         Kearny Financial Corp.
File No. 000-51093

Dear Mr. Dundas:

Please accept the following responses to the comments resulting from the Commission’s review of the Kearny Financial Corp. Form 10-K for the fiscal year ended June 30, 2010 and our Form 10-Q for the fiscal quarter ended December 31, 2010.

10-K for the Fiscal Year Ended June 30, 2010

Asset Quality
Classification of Assets, page 18

1.
The Company will comply with the Commission’s requested revisions to the applicable disclosure in its future filings.  The revisions will include: (a) the reasons why the Company elects to establish and maintain specific valuation allowances against assets, or portions thereof, that it classifies as “Loss” in lieu of charging off such losses at the time of such classification, (b) the circumstances under which losses are confirmed and, therefore, charged off, and (c) a discussion of how the historical loss factors utilized in the Company’s allowance for loan loss (“ALLL”) calculation methodology are effected as a result of these practices.

This enhanced disclosure is expected to highlight the Company’s practice of classifying all impairments identified in accordance with its ALLL methodology as “Loss” resulting in “split classifications” (ex. Substandard/Loss) of those impaired assets with impairment.  The enhanced disclosure is also expected to highlight the Company’s practice of “charging off” actual losses against the ALLL at the time such losses are realized.  For loans primarily secured by real estate, which comprise over 98% of the Company’s loan portfolio at December 31, 2010, the recognition of impairments as “charge offs” typically coincides with the foreclosure of the property securing the impaired loan at which time: (a) the property is brought into real estate owned at its fair value, (b) any portion of the loan’s  carrying value in excess of that amount is charged off against the ALLL, and (c) the historical loss factors used in the Company’s ALLL calculations are updated to reflect that actual loss.  As a consequence, the historical loss factors used in the Company’s allowance loan loss calculations do not reflect the probable losses on impaired loans until such time that the losses are realized as charge offs.  Consideration of these probable losses in the Company’s historical loss factors would otherwise increase the portion of the allowance for loan losses attributable to such factors.  However, the environmental loss factors utilized by the Company in its allowance for loan loss calculation methodology generally serve to recognize the probable losses within the portfolio that have not yet been realized as charge offs.

Finally, the enhanced disclosure is expected to: (a) clarify the Company’s general practice of charging off loans that are classified as 100% “Loss” at the time of such classification and (b) highlight the few circumstances where a “Loss” classification may be ascribed to a loan based on regulatory expectations supported by a collateral-dependent impairment analysis, but the loan’s continued performance has precluded the recognition of an actual loss resulting in a charge off.

Allowance for Loan Losses, page 19

2.
The Company will comply with the Commission’s requested revisions to the applicable disclosure in its future filings.  The revisions will include: (a) a clarification of how the Company generally distinguishes between the comparative levels of risk between loan types as it relates to the environmental loss factors used in its ALLL calculation methodology, (b) the rationale for decreasing the loss factors on certain loans considered by the Company to be “less risky” in light of the Company’s credit quality trends, and (c) a discussion of the overall impact on the allowance and associated provision resulting from the noted changes in environmental loss factors.

The Company intends to replace the applicable paragraph discussing the changes to the portion of the Company’s general valuation allowances attributable to environmental factors between June 30, 2010 and June 30, 2009 with the following discussion:

At June 30, 2010 and June 30, 2009, the portion of the Company’s general valuation allowances attributable to environmental factors totaled $3.8 million and $4.7 million, respectively.  The net decrease in this portion of the general valuation allowance reflects the level of environmental loss factors applied to the Company’s “non-impaired” loan portfolio whose outstanding balances declined during the year.    Specifically, loans receivable, excluding the allowance for loan loss, decreased $32.1 million from $1.05 billion at June 30, 2009 to $1.01 billion at June 30, 2010.  Along with this decline, impaired loans increased $9.4 million from $11.1 million at June 30, 2009 to $20.5 million at June 30, 2010.  Therefore, the net decline in the “non-impaired” loan portfolio totaled approximately $41.5 million for the year ended June 30, 2010.

Additionally, management’s review and update of the historical and environmental loss factors during fiscal 2010 also resulted in modifications to the Company’s environmental factors from June 30, 2009 to June 30, 2010.  Prior to fiscal 2010, the Company generally utilized a common set of environmental loss factors across most loan types in its ALLL calculation.  During fiscal 2010, the Company modified such loss factors to reflect, in part, the differentiable degrees of risk and comparative trends in credit quality within the various components of the loan portfolio.

The result of such modifications increased the environmental loss factors applied to those categories of loans that the Company generally believes are subject to a comparatively greater level of risk as measured by those factors.  Such loans include commercial mortgage loans, commercial business loans and construction loans that the Company believes are more susceptible to losses attributable to deterioration in national, region and local economic conditions, concentrations of credit and declines in real estate values than other loans within its portfolio.

Conversely, the Company reduced the environmental loss factors attributable to other categories of loans that are believed to present a comparatively lower level of risk as measured by those same factors.  Such loans include originated one-to-four family mortgage loans, including home equity loans and home equity lines of credit, and other consumer loans which have generally demonstrated a comparatively greater resiliency to credit deterioration than other loan types within the Company’s portfolio.  Environmental loss factors applied to purchased one-to-four family mortgage loans serviced by others were maintained at a comparatively higher level than their originated counterparts reflecting the declining trends in credit quality associated with that subset of residential mortgage loans.

As highlighted in the tables supporting this discussion, the noted modifications effectively resulted in a partial reallocation of the ALLL to more precisely reflect the comparative levels of risk and inherent losses attributable to environmental loss factors within the respective components of the loan portfolio.  The net result of these modifications, in conjunction with the overall declines in the outstanding balance of the “non-impaired” loan portfolio, resulted in a net $927,000 reduction in the level of general valuation allowances attributable to environmental factors during fiscal 2010.  By applying the environmental loss factors that were in effect at the close of the prior fiscal year ended June 30, 2009 to the applicable loan balances at June 30, 2010 on a pro forma basis, the Company estimates that approximately $773,000 of the reduction was attributable to the noted modifications to environmental loss factors.  The remaining decline was primarily attributable to the overall reductions in the aggregate outstanding balances of the applicable loans.

Directors, Executive Officers and Corporate Governance, page 99
Business Experience and Qualifications of Directors, page 5 of proxy statement on Schedule 14A

3.
The Company will revise the discussion of each director’s business experience as requested in its future filings.  The revisions will include the specific experience, qualifications, attributes and skills that qualify the directors to serve in their designated roles.

Certifications

4.
In future filings, the Company will ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K except as otherwise indicated in Commission statements or staff interpretations.

10-Q for the Fiscal Quarter Ended December 31, 2010

Unaudited Consolidated Financial Statements
5. Acquisition of Central Jersey Bancorp, page 10

5.
The table on page 12 presents a “reconciliation” between the contractually required principal and interest payments on loans acquired from Central Jersey Bank (“CJB”) over their remaining terms to maturity (without consideration for movements in interest rates or potential prepayments) and the fair value of those loans at acquisition.  A component of that reconciliation identifies “Contractual cash flows not expected to be collected” as $8,005,000.  This amount represents the difference between the gross amounts of contractual and expected principal and interest cash flows on impaired loans acquired from CJB, estimated to be approximately $19,846,000 and $11,841,000, respectively, at acquisition.

The discussion that immediately precedes that table on page 12 identifies “the portion of the fair valuation attributable to expected future credit losses on impaired loans” as approximately $7,600,000 – rather than “an amount of contractual cash flows that were not expected to be collected” and, therefore, a component of the amount reported in the table noted above.  However, the calculation resulting in this amount differs from the one above in that its result represents the difference between the net carrying (book) value and fair value of the impaired loans acquired from CJB as calculated in accordance with applicable accounting guidance regarding the acquisition of impaired loans.  These amounts were estimated to be approximately $17,288,000 and $9,736,000, respectively, at acquisition.

Similarly, the discussion that preceded the tabular presentation also identified “the portion of the fair valuation attributable to expected future credit losses on non-impaired loans” as approximately $3.5 million.  As above, this amount does not represent an explicit difference between contractual and expected cash flows.  Rather, the amount represents the portion of the fair valuation ascribed to the non-impaired loans acquired that was attributable to credit-related factors that were considered in the present value of loan-related cash flows discounted at contractual versus market interest rates.

6.
The Company will comply with the Commission’s requirement regarding expanded disclosure in future filings regarding the absence of a core deposit intangible for those applicable deposits acquired from CJB.  The Company intends to replace the applicable paragraph in the financial statement footnote with the following discussion:

The fair value of savings and transaction deposit accounts acquired from Central Jersey was assumed to approximate the carrying value as these accounts have no stated maturity and are payable on demand.  The fair valuation of these deposits included a core deposit analysis which considered several factors in estimating the value of the intangible associated with such accounts.  Such factors included an assumption for an initial run off rate of five percent coupled with an annual attrition rate thereafter based upon the weighted average age of the products by deposit category.  Other factors considered included assumptions for the ongoing non-interest income and non-interest expenses relating to the applicable accounts which were based upon historical information.  Based upon these factors, the Company projected cash flows which were present valued using applicable market interest rates for discounting.  These cash flows were then compared to those applicable to alternative funding sources assumed to the borrowings from the Federal Home Loan Bank of New York.

Based upon this analysis, no core deposit intangible was ascribed to the value of non-maturity deposits due to the comparatively low cost of alternative funding sources available in the marketplace at acquisition in relation to the ongoing branch-related and transaction-related expenses associated with such accounts

Certificates of deposit accounts were valued utilizing a discounted cash flow analysis based upon the underlying accounts’ contractual maturities and interest rates.  The present value of the projected cash flows was then determined using discount rates based upon certificate of deposit interest rates available in the marketplace for accounts with similar terms.

7.
The Company will comply with the Commission’s requirement regarding expanded disclosure in future filings which will discuss why the separate disclosure of the revenues, expenses and net income attributable to Central Jersey was impracticable to provide.  The Company expects to expand the discussion as follows:

The amounts of revenue, expense and net income attributable to Central Jersey since the acquisition date included in the consolidated statement of operations for the six months ended December 31, 2010 are not separately disclosed.  The Companies’ financial records have been integrated in a manner that does not allow for the accurate or efficient bifurcation of the Company’s ongoing statement of operations between the components attributable to Central Jersey and those attributable to the remainder of the Company.

12. Loan Quality and Allowance for Loan Loss, page 29

8.
The Company will comply with the Commission’s required expansion of the applicable disclosure in its future filings.  The revisions will include a description of the Company’s policies and practices regarding: (a) when loans are placed on nonaccrual status, (b) recording payments received on nonaccrual loans, (c) returning loans to accrual from nonaccrual status and (d) the basis for determining past due or delinquency status.

The expanded disclosure is expected to highlight that:

(a)
Loans are generally placed on nonaccrual status when contractual payments become 90 days or more past due, and are otherwise placed on nonaccrual when the Company does not expect to receive all P&I payments owed substantially in accordance with the terms of the loan agreement.  Loans that become 90 days past maturity, but remain non-delinquent with regard to ongoing P&I payments may remain on accrual status if: (1) the Company expects to receive all P&I payments owed substantially in accordance with the terms of the loan agreement, past maturity status notwithstanding, and (2) the borrower is working actively and cooperatively with the Company to remedy the past maturity status through an expected refinance, payoff or modification of the loan agreement that is not expected to result in a troubled debt restructuring (“TDR”) classification.  All TDRs are placed on nonaccrual status for a period of no less than six months after restructuring, irrespective of past due status.

(b)
Payments received in cash on nonaccrual loans – including both the principal and interest portions of those payments - are generally applied to reduce the carrying value of the loan for financial statement purposes.

(c)
Loans that are not considered to be TDRs are generally returned to accrual status when payments due are brought current and the Company expects to receive all remaining P&I payments owed substantially in accordance with the terms of the loan agreement.  Non-TDR loans may also be returned to accrual status when a loan’s payment status falls below 90 days past due and the Company: (1) expects receipt of the remaining past due amounts within a reasonable timeframe, and (2) expects to receive all remaining P&I payments owed substantially in accordance with the terms of the loan agreement.  TDRs may be returned to accrual status if (1) the borrower has paid timely P&I payments in accordance with the terms of the restructured loan agreement for no less than six consecutive months after restructuring, and (2) the Company expects to receive all P&I payments owed substantially in accordance with the terms of the restructured loan agreement.

(d)	A loan’s “past due” status is generally determined based upon its “P&I delinquency” status in conjunction with its “past maturity” status, where

(e)
applicable.  A loan’s “P&I delinquency” status is based upon the number of calendar days between the date of the earliest P&I payment due and the “as of” measurement date.  A loan’s “past maturity” status, where applicable, is based upon the number of calendar days between a loan’s contractual maturity date and the “as of” measurement date.  Based upon the larger of these criteria, loans are categorized into the following “past due” tiers for financial statement reporting and disclosure purposes: Current (including 1-29 days past due), 30-59 days past due, 60-89 days and 90 or more days.

9.
The Company will comply with the Commission’s required expansion of the applicable disclosure in its future filings.  The revisions will include an expansion of the tabular and narrative disclosures relating to asset quality that are included in financial statement footnotes and Management’s Discussion and Analysis to present the applicable information relating to loans acquired at fair value separately from that relating to loans originated or purchased in the secondary market by the Company.

The expanded tables are presented below on a pro forma basis for the period ended December 31, 2010.

Allowance for Loan Losses and Loans Receivable at December 31, 2010
	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(in Thousands)

Balance of allowance for loan losses:
Originated and purchased loans
Loans individually evaluated for impairment	$3,114	$1,750	$598	$-	$-	$-	$-	$5,462
Loans collectively evaluated for impairment	2,065	1,656	93	111	271	30	12	4,238
Total allocated allowance for loan losses	5,179	3,406	691	111	271	30	12	9,700
Unallocated allowance								231
Allowance for loan losses on originated and purchased loans	5,179	3,406	691	111	271	30	12	9,931
Loans acquired at fair value
Loans individually evaluated for impairment	-	-	-	-	-	-	-	-
Loans collectively evaluated for impairment	-	-	-	-	-	-	-	-
Allowance for loan losses on loans acquired at fair value	-	-	-	-	-	-	-	-
Total allowance for loan losses	$5,179	$3,406	$691	$111	$271	$30	$12	$9,931

Allowance for Loan Losses and Loans Receivable at December 31, 2010 (continued)
	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(in Thousands)

Balance of loans receivable:
Originated and purchased loans
Loans individually evaluated for impairment	$11,622	$10,279	$1,785	$2,442	$-	$-	$-	$26,128
Loans collectively evaluated for impairment	617,708	208,661	4,682	12,609	88,190	10,113	4,073	946,036
Total originated and purchased loans	629,330	218,940	6,467	15,051	88,190	10,113	4,073	972,164
Loans acquired at fair value
Loans individually evaluated for impairment	-	4,093	1,955	9,094	-	-	-	15,142
Loans collectively evaluated for impairment	2,723	165,470	25,126	81,327	35,388	22,369	1,054	333,457
Total loans acquired at fair value	2,723	169,563	27,081	90,421	35,388	22,369	1,054	348,599
Total loans	$632,053	$388,503	$33,548	$105,472	$123,578	$32,482	$5,127	$1,320,763

Credit-Rating Classification of Loans Receivable at December 31, 2010
	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(in Thousands)
Loan classification
Originated and purchased loans
Non-classified	$610,673	$204,549	$4,682	$12,151	$87,941	$9,957	$4,069	$934,022
Classified:
Special mention	1,215	1,246	-	606	182	58	4	3,311
Substandard	14,328	11,395	1,187	2,294	67	98	-	29,369
Doubtful	-	-	-	-	-	-	-	-
Loss	3,114	1,750	598	-	-	-	-	5,462
Total classified loans	18,657	14,391	1,785	2,900	249	156	4	38,142
Total originated and purchased loans	629,330	218,940	6,467	15,051	88,190	10,113	4,073	972,164
Loans acquired at fair value
Non-classified	2,723	163,572	23,432	71,607	34,393	22,369	1,054	319,150
Classified:
Special mention	-	1,667	895	8,680	798	-	-	12,040
Substandard	-	4,324	2,754	9,349	197	-	-	16,624
Doubtful	-	-	-	785	-	-	-	785
Loss	-	-	-	-	-	-	-
Total classified loans	-	5,991	3,649	18,814	995	-	-	29,449
Total loans acquired at fair value	2,723	169,563	27,081	90,421	35,388	22,369	1,054	348,599
Total loans	$632,053	$388,503	$33,548	$105,472	$123,578	$32,482	$5,127	$1,320,763

Contractual Payment Status of Loans Receivable at December 31, 2010
	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(in Thousands)
Contractual payment status:
Originated and purchased loans
Current	$610,285	$209,810	$2,965	$11,700	$87,882	$9,991	$4,000	$936,633
Past due:
30-59 days	2,365	2,357	695	-	59	24	53	5,553
60-89 days	745	101	1,022	909	182	-	20	2,979
90+ days	15,935	6,672	1,785	2,442	67	98	-	26,999
Total past due	19,045	9,130	3,502	3,351	308	122	73	35,531
Total originated and purchased loans	629,330	218,940	6,467	15,051	88,190	10,113	4,073	972,164
Loans acquired at fair value
Current	2,723	167,080	25,087	87,075	34,855	22,369	1,049	340,238
Past due:
30-59 days	-	526	-	1,114	102	-	5	1,747
60-89 days	-	350	369	652	234	-	-	1,605
90+ days	-	1,607	1,625	1,580	197	-	-	5,009
Total past due	-	2,483	1,994	3,346	533	-	5	8,361
Total loans acquired at fair value	2,723	169,563	27,081	90,421	35,388	22,369	1,054	348,599
Total loans	$632,053	$388,503	$33,548	$105,472	$123,578	$32,482	$5,127	$1,320,763

Performance Status of Loans Receivable at December 31, 2010
	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(in Thousands)
Performance status:
Originated and purchased loans
Performing	$613,395	$211,210	$4,682	$12,609	$88,123	$10,015	$4,073	$944,107
Nonperforming:
90+ days past due accruing	13,270	-	-	-	-	-	-	13,270
Nonaccrual	2,665	7,730	1,785	2,442	67	98	-	14,787
Total nonperforming	15,935	7,730	1,785	2,442	67	98	-	28,057
Total originated and purchased loans	629,330	218,940	6,467	15,051	88,190	10,113	4,073	972,164
Loans acquired at fair value
Performing	2,723	166,052	25,126	88,257	35,191	22,369	1,054	340,772
Nonperforming:
90+ days past due accruing	-	-	-	-	-	-	-	-
Nonaccrual	-	3,511	1,955	2,164	197	-	-	7,827
Total nonperforming	-	3,511	1,955	2,164	197	-	-	7,827
Total loans acquired at fair value	2,723	169,563	27,081	90,421	35,388	22,369	1,054	348,599
Total loans	$632,053	$388,503	$33,548	$105,472	$123,578	$32,482	$5,127	$1,320,763

Impairment Status of Loans Receivable at December 31, 2010
	Residential Mortgage	Commercial Mortgage	Construction	Commercial Business	Home Equity Loans	Home Equity Lines of Credit	Other Consumer	Total
	(in Thousands)
Impairment status:
Originated and purchased loans
Non-impaired loans	$617,708	$208,661	$4,682	$12,609	$88,190	$10,113	$4,073	$946,036
Impaired loans:
Impaired loans with no impairment	1,245	6,189	887	2,442	-	-	-	10,763
Impaired loans with impairment:
Unpaid principal balance	10,377	4,090	898	-	-	-	-	15,365
Specific allowance for impairment	(3,114)	(1,750)	(598)	-	-	-	-	(5,462)
Balance of impaired loans net of allowance for impairment	7,263	2,340	300	-	-	-	-	9,903
Total impaired loans, excluding allowance	11,622	10,279	1,785	2,442	-	-	-	26,128
Total originated and purchased loans	629,330	218,940	6,467	15,051	88,190	10,113	4,073	972,164
Loans acquired at fair value
Non-impaired loans	2,723	165,470	25,126	81,327	35,388	22,369	1,054	333,457
Impaired loans:
Impaired loans with no impairment	-	4,093	1,955	9,094	-	-	-	15,142
Impaired loans with impairment:
Unpaid principal balance	-	-	-	-	-	-	-	-
Specific allowance for impairment	-	-	-	-	-	-	-	-
Balance of impaired loans net of allowance for impairment	-	-	-	-	-	-	-	-
Total impaired loans, excluding allowance	-	4,093	1,955	9,094	-	-	-	15,142
Total loans acquired at fair value	2,723	169,563	27,081	90,421	35,388	22,369	1,054	348,599
Total loans	$632,053	$388,503	$33,548	$105,472	$123,578	$32,482	$5,127	$1,320,763

10.
The Company will comply with the Commission’s requested modification of the applicable disclosure in its future filings.  The modified disclosure will specifically address the manner in which the Company identifies loans as impaired and the circumstances under which impairment, and the resulting specific valuation allowance in the allowance for loan losses for that impairment, would not be recognized on such loans.

The Company intends to add the following explanatory paragraph immediately after the presentation of the tabular disclosure titled “Impairment Status of Loans Receivable”:

All impaired loans are reviewed individually for impairment in accordance with the Company’s allowance for loan loss calculation methodology described earlier. The Company has identified a total of $25.9 million of impaired loans for which no impairment was recognized at December 31, 2010.  As highlighted in the table above, approximately $15.1 million of these loans were acquired from CJB.  Any impairment identified at the time of acquisition relating to these loans was reflected as an adjustment to their fair value at that time.  Subsequent analyses have evidenced no additional impairment beyond that recognized in their acquisition fair value.

The remaining $10.8 million of loans reported as impaired with no impairment represent those originated or purchased in the secondary market by the Company.  These loans generally reflect the Company’s practice of identifying all “non-homogeneous” loans on nonaccrual status as impaired in acknowledgment of the probable non-receipt of interest accrued in accordance with the loans contractual terms.  Despite the nonaccrual and impaired statuses, however, the individual analyses performed on these loans preclude the recognition of impairment.

The Company’s loans reported above as impaired with no impairment are primarily secured by real estate and, to a lesser degree, other forms of collateral.  As noted earlier, the impairment analyses performed on these loans generally utilize the fair value of the securing collateral, less estimated costs sell, as a practical expedient for the fair value of the loan.  Based upon that assumption, at December 31, 2010 the Company would expect to recover the carrying value of its loans identified as impaired without impairment through the liquidation of the collateral.  However, continued deterioration in real estate values could result in the identification of impairment in the future attributable to these loans resulting in additional provisions to the allowance for loan losses.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments to no foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are pleased to be able to provide the foregoing information.  If you require any further information regarding the foregoing matters, please do not hesitate to call Mr. Heyer at (973) 244-4024.

Sincerely,

__________________________________________________________
Craig L. Montanaro
President and Chief Executive Officer

Eric B. Heyer
Senior Vice President and Chief Financial Officer